Exhibit 4.1

SECOND AMENDMENT TO SENIOR SECURED CONVERTIBLE PROMISSORY NOTE

DUE MARCH 8, 2027

This Second Amendment (this “Amendment”), dated as of May 1, 2025, to that certain Senior Secured Convertible Promissory Note Due March 8, 2027 issued to the holder set forth on the signature page hereto (the “Holder”) on March 8, 2024 (the “Note”), is entered into by and among Dyadic International, Inc. (the “Company”) and the Holder. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Note.

WHEREAS, any provision of the Note and any other Notes issued pursuant to the Purchase Agreement may be amended by a written instrument executed by the Company and Holders holding a majority of the then outstanding principal under all Notes issued pursuant to the Purchase Agreement, which amendment shall be binding on all successors and assigns.

NOW, THEREFORE, in consideration of the covenants and mutual promises contained herein and other good and valuable consideration, the receipt and legal sufficiency of which are hereby acknowledged and intending to be legally bound hereby, the parties agree as follows:

1.    Section 7(a) of the Note shall be deleted in its entirety and replaced with:

“Redemption by Holder. The Holder shall have the right to elect to have the Company redeem all, or any part, of the principal amount then remaining under this Note (each, a “Redemption Amount”) on the Redemption Date (each as defined below) (each, a “Holder Redemption”). The portion of this Note subject to redemption pursuant to this Section 7 shall be redeemed by the Company in cash at a price (each, a “Redemption Price”) equal to all outstanding principal being redeemed, together with all accrued and unpaid interest, liquidated damages and other amounts due Holder pursuant to the Transaction Documents. The Holder may exercise its right to require redemption under this Section 7 by delivering a written notice thereof by electronic mail to the Company (the “Holder Redemption Notice”). The Holder Redemption Notice shall (x) state the date on which the Holder Redemption shall occur, which may only be on December 1, 2026 (the “Redemption Date”) which date such Holder Redemption Notice is delivered shall not be less than sixty (60) calendar days prior to the Redemption Date, and (y) state the aggregate principal amount of the Note which is being redeemed in such Holder Redemption. The Company shall honor any Notice of Conversion received until the Redemption Date, and all principal amounts converted by the Holder after the date the Holder Redemption Notice is delivered shall reduce the Redemption Amount of this Note required to be redeemed on the Redemption Date. For the avoidance of doubt, any existing Event of Default shall have no effect upon the Holder’s right to elect a redemption pursuant to this Section 7.”

2.    Except as modified herein, the terms of the Note shall remain in full force and effect.

3.    This Amendment may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and shall be binding upon all parties, their successors and assigns, and all of which taken together shall constitute one and the same Amendment. A signature delivered by facsimile shall constitute an original.

4.    This Amendment shall be governed pursuant to New York law.

[Remainder of page intentionally blank; signature page to follow.]

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date set forth above.

Dyadic International, Inc.

By:_________________________

HOLDER:

By:_________________________